Exhibit 99.1

Alberta Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Nunavut
Saskatchewan Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
Toronto Stock Exchange

Re:	Harry Winston Diamond Corporation (the “Company”)
Report of Voting Results under NI51-102

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held on Wednesday, July 18, 2012. At the Meeting, the Shareholders were asked to consider certain annual meeting matters outlined in the Notice of Annual and Special Meeting and Management Proxy Circular dated June 6, 2012 (the “Proxy Circular”). The matters voted upon at the Meeting and the results of the voting were as follows:

1.	Election of Directors

CIBC Mellon Trust Company (“CIBC”) provided the Company with the Final Proxy Tabulation Report representing proxies received by CIBC in accordance with the Proxy Circular on the close of Business on July 16, 2012. The Final Proxy Tabulation Report showed that 72.5% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Matthew W. Barrett	61,204,564	99.5%	332,741	0.5%
Micheline Bouchard	61,125,376	99.3%	411,929	0.7%
David Carey	61,006,527	99.1%	530,778	0.9%
Robert A. Gannicott	60,655,317	98.6%	881,988	1.4%
Noel Harwerth	61,120,065	99.3%	417,240	0.7%
Daniel Jarvis	61,107,350	99.3%	429,955	0.7%
Jean-Marc Loubier	61,091,195	99.3%	446,110	0.7%
Laurent E. Mommeja	61,007,122	99.1%	530,183	0.9%
J. Roger B. Phillimore	61,202,676	99.5%	334,629	0.5%

As a result of the foregoing, a vote by way of a show of hands was held at the Meeting, and each of the above-noted nine nominee directors were elected directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

2.	Appointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, KPMG, LLP, Chartered Accountants, were reappointed as the auditors of the Company to hold office until the next annual meeting of Shareholders at such remuneration as may be fixed by the directors and the directors of the Company were authorized to fix their remuneration.

3.	2012 Restricted Share Unit Plan

By a resolution passed by a vote of the Shareholders held by way of a show of hands, the 2012 Restricted Share Unit Plan (the “Plan”), the reservation of up to 110,000 Common Shares of the Corporation for issuance under the Plan, and the initial grant of 101,449 Restricted Share Units to Frederic de Narp pursuant to the Plan were approved. The Final Proxy Tabulation Report showed that 72.5% of the issued and outstanding shares of the Company were voted on this matter, the results of which are as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
59,859,834	97.3%	1,691,476	2.7%

DATED this 19th day of July, 2012.

HARRY WINSTON DIAMOND CORPORATION

Lyle R. Hepburn, Corporate Secretary